SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 8)

                           GREY ADVERTISING INC.

                              (Name of Issuer)

                    Common Stock, par value $1 per share
     Limited Duration Class B Common Stock, par value $1 per share

                      (Title of Class and Securities)

                                397838 10 3
                                397838 20 2

                   (CUSIP Number of Class of Securities)

                          Edward H. Meyer, Trustee
                              777 Third Avenue
                            New York, NY  10017
                               (212) 546-2000

          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  Copy to:

                          David J. Friedman, Esq.
                    Skadden, Arps, Slate, Meagher & Flom
                              919 Third Avenue
                         New York, New York  10022
                              (212)  735-3000

                             November 26, 1996

                       (Date of Event which Requires
                         Filing of this Statement)

          If the filing person has previously filed a statement on
          Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check
          the following:      ( )



                                SCHEDULE 13D

     CUSIP No. 397838 10 3
               397838 20 2

     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Voting Trust established pursuant to the Voting Trust Agreement dated as of February 24, 1986, as amended and restated as of August 31, 1987 and March 21, 1994, as amended March 10, 1995 and as amended as of April 10, 1996.

     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       (a)  ( )
                                                       (b)  (X)

     (3)  SEC USE ONLY

     (4)  SOURCE OF FUNDS

          N/A

     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     (6)  CITIZENSHIP OR PLACE OR ORGANIZATION

          DELAWARE

                              (7)  SOLE VOTING POWER
           NUMBER OF              Voting Trust established 1986
            SHARES
         BENEFICIALLY             168,444 shares of Common Stock
           OWNED BY               173,785 shares of Class B Stock
             EACH
           REPORTING
            PERSON
             WITH

                              (8)  SHARED VOTING POWER
                                        None

                              (9)  SOLE DISPOSITIVE POWER
                                        None

                              (10) SHARED DISPOSITIVE POWER
                                        None

     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Voting Trust established 1986:

          168,444 shares of Common Stock
          173,785 shares of Class B Stock

     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES         ( )

     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          Voting Trust established 1986:

          19.0% of Common Stock
          59.1% of Class B Stock

     (14) TYPE OF REPORTING PERSON

          00


     Item 1.   SECURITY AND ISSUER

               This Amendment No. 8 hereby amends and supplements the Statement on Schedule 13D, dated as of July 1, 1986, filed by Edward H. Meyer and Ronald A. Nicholson as Trustees, as amended by Amendments No. 1 through 7 to the Statement on Schedule 13D, respectively dated as of October 6, 1987, June 8, 1992, February 3, 1993, May 24, 1993, May 21, 1994, March 10, 1995 and April 30,
     1996, filed by Edward H. Meyer as Trustee. These filings relate to the shares of Common Stock, par value $1 per share (the "Common Stock"), and the shares of Limited Duration Class B Common Stock, par value $1 per share (the "Class B Stock"), (the Common Stock and Class B Stock being hereinafter collectively referred to as the "Shares") of Grey Advertising Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 777 Third Avenue, New York, New York 10017.

     Item 5.   INTEREST IN SECURITIES OF THE ISSUER

               (a)-(c) The aggregate number of Trust Shares held by the Voting Trust as of January 1, 1997 was 168,444 shares of Common Stock (approximately 19.0% of the shares of Common Stock outstanding(1)) and 173,785 shares of Class B Stock (approximate-ly 59.1% of the shares of Class B Stock outstanding) which collectively represents approximately 45.8% of the votes entitled to be cast at a meeting of stockholders of the Company.(2)

               Mr. Meyer, by virtue of his position as Voting Trustee, may be deemed to have the power to vote the Trust Shares and may therefore be deemed, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934 (the "Act"), to own beneficially such Trust Shares.

               As of January 1, 1997, each of the Beneficiaries set forth in the following table has deposited Shares in the Voting Trust equal to less than 1% of the total number of (i) shares of Common Stock, (ii) shares of Class B Stock and (iii) votes entitled to be cast at a meeting of stockholders of the Company.

          Name                          Address

     Nancy Bachrach                777 Third Avenue
                                   New York, NY  10017

     James Bell                    777 Third Avenue
                                   New York, NY  10017

     Robert C. Burruss             777 Third Avenue
                                   New York, NY  10017

          ___________________
          1 On January 1, 1997, 888,108 shares of Common Stock and 294,107 shares of Class B Stock were outstand-ing.

          2 Voting power percentages included herein reflect the voting rights of the Common Stock, the Class B Stock, the Series 1 Preferred Stock, the Series I Preferred Stock, the Series II Preferred Stock and the Series III Preferred Stock; however, the per-centages do not reflect conversion of the Debentures or the exercise of Options, except where indicated.


     Carolyn Carter                777 Third Avenue
                                   New York, NY  10017

     Frank W. Clarke               777 Third Avenue
                                   New York, NY  10017

     Daniel Feigin                 777 Third Avenue
                                   New York, NY  10017

     Michael Feigin                777 Third Avenue
                                   New York, NY  10017

     Peter Feigin                  777 Third Avenue
                                   New York, NY  10017

     Steven G. and                 777 Third Avenue
     Susan Felsher                 New York, NY  10017

     Alan B. Fendrick              777 Third Avenue
                                   New York, NY  10017

     Beverly R. Fendrick           30 Canterbury Road
                                   White Plains, NY  10607

     Sarah Fendrick                777 Third Avenue
                                   New York, NY  10017

     Warren Fischer                777 Third Avenue
                                   New York, NY  10017

     Jonathan E. Fox               777 Third Avenue
                                   New York, NY  10017

     Robert Giacomino              777 Third Avenue
                                   New York, NY  10017

     Jerome Greenberg              777 Third Avenue
                                   New York, NY  10017

     Carol Herman                  777 Third Avenue
                                   New York, NY  10017

     Shirley Y. Hsieh              777 Third Avenue
                                   New York, NY  10017

     Robert L. Humphreys           3435 Wilshire Blvd.
                                   Los Angeles, CA  90010

     Richard Krain                 777 Third Avenue
                                   New York, NY  10017

     Neil Kreisberg                777 Third Avenue
                                   New York, NY  10017

     Alan Kupchick                 6100 Wilshire Blvd.
                                   Los Angeles, Ca  90048

     Kenneth Levy                  777 Third Avenue
                                   New York, NY  10017

     John Marder                   777 Third Avenue
                                   New York, NY  10017

     Anthony Pugliese              777 Third Avenue
                                   New York, NY  10017

     Herman Rosen                  777 Third Avenue
                                   New York, NY  10017

     Clifford Rosen                14 Halley Drive
                                   Pomona, NY  10970

     Corey Rosen                   14 Halley Drive
                                   Pomona, NY  10970

     Robert Skollar                777 Third Avenue
                                   New York, NY  10017

     David A. Stickles             777 Third Avenue
                                   New York, NY  10017

     Lawrence B. and               777 Third Avenue
     Maureen Varnes                New York, NY  10017

     Milton Weinstock              1572 54th Street
                                   Brooklyn, NY  11219

     Elliot Weinstock              1572 54th Street
                                   Brooklyn, NY  11219

     Steven Weinstock              1572 54th Street
                                   Brooklyn, NY  11219

     George Wiedemann              875 Third Avenue
                                   New York, NY  10017

     Casimir Wojciechowski         777 Third Avenue
                                   New York, NY  10017

     Jerry Zaret                   777 Third Avenue
                                   New York, NY  10017

               As of January 1, 1997, each of the Beneficiaries set forth in the following table has deposited Shares in the Voting Trust equal to less than 1% of the total number of (i) shares of Common Stock and (ii) votes entitled to be cast at a meeting of stockholders of the Company; and between 1% and 2% of the total number of shares of Class B Stock.

          Name                          Address

     Steven Dammers                777 Third Avenue
                                   New York, NY  10017

     John Alexander Gerster        777 Third Avenue
                                   New York, NY  10017

     Sandra R. Meyer               580 Park Avenue
     as Trustee for the            New York, NY  10021
     benefit of Anthony
     E. Meyer under
     Agreement dated
     August 9, 1965

     Sandra R. Meyer               580 Park Avenue


     as Trustee for the            New York, NY  10021
     benefit of Margaret
     A. Meyer under
     Agreement dated
     August 9, 1965

     Stephen Novick                777 Third Avenue
                                   New York, NY 10017

     C. Jeffrey Stein              777 Third Avenue
                                   New York, NY  10017

               As of January 1, 1997, (A) Robert Berenson, Barbara Feigin, Clark Montgomery and William Overend, each having the address 777 Third Avenue, New York, NY 10017, have deposited Shares in the Voting Trust equal to less than 1% of the total number of shares of Common Stock; and between 1% and 2% of the total number of (i) shares of Class B Stock and (ii) votes entitled to be cast at a meeting of stockholders of the Company; and (B) Edward H. Meyer, whose address is 777 Third Avenue, New York, NY 10017, has deposited Shares in the Voting Trust equal to (i) approximately 11.8% of the total number of shares of Common Stock, (ii) approximately 37.4% of the total number of shares of Class B Stock and (iii) approximately 29.0% of the total number of votes entitled to be cast at a meeting of stock-holders of the Company (exclusive of any voting rights Mr. Meyer may have with respect to the Series I Preferred Stock, Series II Preferred Stock, and the Series III Preferred Stock).

               Mr. Meyer disclaims beneficial ownership of 7,500 shares of Common Stock and 7,500 shares of Class B Stock held in trust for Mr. Meyer's children, and of 50,136 shares of Common Stock and 56,944 shares of Class B Stock (approximately 5.6% and 19.4%, respectively, of the outstanding Common Stock and Class B Stock) held in the Company's Employee Stock Ownership Plan (the "ESOP"), as to which Mr. Meyer exercises shared voting power by virtue of his membership on the committee charged with its administration.

               In addition, the Beneficiaries have the right to acquire an aggregate of 46,666 shares of Common Stock at exercise prices between $148.50 and $235.00 through the exercise of outstanding options ("Options") within the sixty days following January 1, 1997 (including 13,334 shares issuable pursuant to an Option grant which vested on January 5, 1997). Pursuant to the terms of the Amended and Restated 1994 Agreement, the Beneficia-ries have severally agreed that upon exercise, such Shares would be transferred into the Voting Trust and held subject to the Amended and Restated 1994 Agreement.

               Mr. Meyer is also the beneficial owner of $3,025,000 principal amount of the Company's 81/2% Convertible Subordinated Debentures ("Debentures"). The Debentures are convertible at any time into shares of Common Stock and shares of Class B Stock at an initial conversion price of $118.88 per share (subject to adjustment for certain events). As of July 29, 1996, the Company and Mr. Meyer entered into an Extension Agreement which extended the maturity date to December 31, 2003.

               Including the Shares issuable upon the exercise of the Options and the conversion of the Debentures, the Voting Trust would be deemed to beneficially own, pursuant to Rule 13d-3 under the Act, (i) 240,556 shares of Common Stock (approximately 25.1% of the shares of Common Stock outstanding, assuming the Shares exercisable upon conversion of the Debentures and exercise of the Options were outstanding for the purposes of this calculation only), (ii) 199,231 shares of Class B Stock (approximately 62.3% of the shares of Class B Stock outstanding, assuming the Shares exercisable upon conversion of the Debentures were outstanding for the purposes of this calculation only) and (iii) 2,232,866 votes entitled to be cast at a meeting of stockholders of the Company (approximately 49.8% of the votes entitled to be cast at a meeting of stockholders of the Company, assuming such addition-al Shares were outstanding). These numbers do not reflect any Shares held by various benefit plans of the Company of which Mr. Meyer is a member of the committees administrating such plans.


                                 SIGNATURE

               After reasonable inquiry and to the best of my knowl-edge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  February 11, 1997

     VOTING TRUST established
     pursuant to the Voting Trust
     Agreement dated as of February
     24, 1986, as amended and
     restated as of August 31, 1987
     and again amended and restated
     as of March 21, 1994 and again
     amended as of April 10, 1996

       /s/ Edward H. Meyer
     Edward H. Meyer, as Trustee